Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Steven L. Lichtenfeld Member of the Firm d 212.969.3735 f 212.969.2900 slichtenfeld@proskauer.com www.proskauer.com

April 18, 2014

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cole Credit Property Trust, Inc. Amendment No. 2 to Schedule 13E-3 and Schedule TO

Filed by American Realty Capital Properties, Inc. et al.

Filed April 14, 2014 File No. 005-81912

Dear Mr. Orlic:

Reference is made to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-81912) (the “Schedule TO”) filed by Desert Acquisition, Inc. (“Merger Sub”) and American Realty Capital Properties, Inc. (“ARCP” and together with Merger Sub, the “Company”), in your letter dated April 16, 2014 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 3 to the Schedule TO (“Amendment No. 3”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company's responses. References in the responses below in this letter to “we” refer to the Company.

General

1.	Please advise why you appear to have twice filed Amendment No. 2 to your schedule.

We advise the Staff that we filed Amendment No. 2 once under Merger Sub’s EDGAR codes and once under ARCP’s EDGAR codes. To facilitate the Staff’s review, we will file Amendment No. 3 once, with ARCP and Merger Sub as joint filers.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Office of Mergers and Acquisitions

April 18, 2014

2.	We reissue prior comment 1. The required legend must be included in disclosure material disseminated to security holders. See instruction 1 to Rule 13e-3(e)(1).

Pursuant to the Staff’s comment, we have included the legend required by Rule 13e-3(1)(iii) that was included on the cover page of Amendment No. 2 in the letter that will be disseminated to CCPT stockholders pursuant to the Staff’s Comment No. 4. We have also included the required legend on the cover page of Amendment No. 3 and added the required legend to the cover page of the Offer to Purchase attached as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”) in Amendment No. 3.

3.	We reissue the following portions of prior comment 2, relating to the noted items of Regulation M-A:

•	Please make the disclosures required by Item 1003(c)(3) and (4) with respect to ARCP and Merger Sub, the entities. Current disclosure on Schedule I relates only to the relevant natural persons. See Item 3 of Schedule TO and Item 1003(b) of Regulation M-A.

•	Please make the disclosures required by the last two sentences of Item 1007(b), regarding alternative financing arrangements or plans. We note in particular the reference to “other debt and equity sources.”

•	Please make the disclosures required by Instruction 3 to Item 1013. The fact that the filing persons are increasing their interest in the noted measures from near zero to 100% would appear to be material, as would the dollar amounts of these increases.

Item 1003(c)(3) and (4) with respect to ARCP and Merger Sub

Pursuant to the Staff’s comment, we have supplemented the disclosure under the caption “The Offer—Information about Merger Sub and ARCP” on page 42 of the Offer to Purchase in Amendment No. 3 to include the disclosures required by Item 1003(c)(3) and (4) of Regulation M-A with respect to ARCP and Merger Sub.

Item 1007(b)

We advise the Staff that ARCP intends to the fund the purchase price for all of the CCPT common stock tendered in the offer and converted in the merger out of its cash on hand and/or debt available under its credit facility described under the caption ‘The Offer—Source of Funds” on page 42 of the Offer to Purchase, and that there are no other alternative financing arrangements or plans. Pursuant to the Staff’s comment, we have revised the disclosure on pages iii and 42 of the Offer to Purchase in Amendment No. 3 to delete the reference to “other debt and equity sources.”

Item 1013

Pursuant to the Staff’s comment, we have added disclosure to the effect that as a result of the merger, ARCP will indirectly own 100% of the interest in the net book value and net earnings of CCPT, which for the fiscal year ended December 31, 2013, were $47,326,560 and $737,000, respectively, under the caption “Special Factors-Purposes of the Offer and the Merger; Plans for CCPT after the Merger-Plans for CCPT” on page 7 of the Offer to Purchase in Amendment No. 3. Prior to the consummation of the offer and the merger, ARCP had an immaterial interest in the net book value and net earnings of CCPT by virtue of its indirect ownership of 1,000 shares of CCPT common stock.

Office of Mergers and Acquisitions

April 18, 2014

4.	We note your response to prior comment 3 and do not concur in your conclusion regarding dissemination. For instance, Item 13 of Schedule 13E-3 provides that summarized financial information may be disseminated in certain circumstances, instead of the financial information required by Item 1010 of Regulation M-A, but the disclosure document does not appear to include even summary financial information regarding the subject company. Please disseminate this information to security holders, which may be in the form of a supplement to the offering document.

Pursuant to the Staff’s comment, we have included the CCPT summary financial information required by Item 1010(c) of Regulation M-A under the caption “The Offer—Information About CCPT” on page 40 of the Offer to Purchase in Amendment No. 3. We advise the Staff that the Company will disseminate the revised disclosure in accordance with Rule 14d-4 by sending a letter to CCPT stockholders informing them that the Schedule TO has been amended and that such amendment has been filed with the Commission. Such letter will include the CCPT summary financial information required by Item 1010(c) of Regulation M-A, the forecasts materially related to the Rule 13e-3 transaction described in response to the Staff’s Comment No. 7 as well as the legend required by Rule 13e-3(1)(iii). A copy of this letter has been filed as Exhibit (a)(1)(ix) to the Schedule TO in Amendment No. 3.

The appraisal and other information in the context of determining estimated per share value of CCPT common stock, page 10

5.	We note your response to prior comment 5. If the filing persons did not consider liquidation values, please advise why disclosure regarding this analysis appears in the offering document, and disclose why the filing persons did not consider this analysis. See Instruction 2(v) to Item 1014 of Regulation M-A and Questions 20 and 21 of SEC Release 34-17719 (April 13, 1981). Please also provide quantified disclosure of the liquidation analysis performed by the advisor, to the extent developed, including “broker costs, loan assumption costs and fees and potential loan prepayment costs,” as well as “the potential impact of these transaction costs on the net proceeds to be received by CCPT stockholders in a liquidity transaction.” Please also disclose whether the advisor determined an actual liquidation value for the company, and if so, disclose this value. Finally, please clarify the last sentence of the third paragraph on page 11.

We advise the Staff that the disclosure regarding the liquidation analysis of Duff & Phelps, LLC (the “Appraiser”), as set forth in its appraisal (the “Appraisal”) filed as Exhibit (c)(iii) to the Schedule 13E-3 Transaction Statement forming a part of the Schedule TO (the “Schedule 13E-3”), was included in the Offer to Purchase because the information set forth in the Appraisal was material non-public information that was made available to affiliates of the Company. We added disclosure under the caption “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal” on page 10 of the Offer to Purchase in Amendment No. 3 indicating the reason for the inclusion of the disclosure of the Appraisal in the Offer to Purchase. As indicated under the caption “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal—Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser” on page 14 of the Offer to Purchase, the Appraisal was prepared for the purposes of reporting an estimated share value of CCPT’s common stock to assist fiduciaries of plans subject to annual reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and IRA trustees or custodians, in preparing reports relating to an investment in CCPT shares. It was not prepared for the fairness opinion delivered by Duff & Phelps, LLC in connection with the Rule 13e-3 transaction, the offer or the merger.

Office of Mergers and Acquisitions

April 18, 2014

We also advise the Staff and have added disclosure under the caption “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal—The appraisal and other information in the context of determining per share value of CCPT common stock” on page 11 of the Offer to Purchase in Amendment No. 3 that Cole REIT Advisors, LLC (the “Advisor”) did not independently perform a liquidation analysis or determine a liquidation value for CCPT, and, as such, the Advisor did not develop an analysis relating to broker costs, loan assumption costs and fees, potential loan repayment costs or the potential impact of these transaction costs on the net proceeds to be received by CCPT stockholders in a liquidity transaction. In addition we have added disclosure under the caption “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal—The appraisal and other information in the context of determining per share value of CCPT common stock” on page 11 of the Offer to Purchase in Amendment No. 3 that ARCP valued CCPT on a gross basis (before indebtedness and transaction expenses) by applying a 7.91% capitalization rate to the estimated first year net operating income from the CCPT properties of $6,116,751 and did not otherwise prepare a liquidation analysis of CCPT. In this disclosure, we also clarify that the capitalization rate was applied to the net operating income from CCPT’s properties because ARCP viewed the acquisition of the CCPT properties through the merger as an ordinary course real estate acquisition, consistent with ARCP’s investment strategy to acquire, own and operate commercial real estate properties, and that ARCP has no present intent to dispose of the properties and redeploy the funds into new acquisitions, therefore, it determined that a liquidation analysis was not appropriate under the circumstances.

Finally, pursuant to the Staff’s comment, we have clarified the last sentence of the third paragraph on page 11 of the Offer to Purchase in Amendment No. 3.

6.	Please ensure that all pages of the appraisal now filed as an exhibit to the Schedule 13E-3 are legible.

Pursuant to the Staff’s comment, we have re-filed a fully-legible copy of the Appraisal in its entirety as Exhibit (c)(iii) to the Schedule 13E-3 in Amendment No. 3.

Methodology, page 11

7.	We note your response to prior comment 8. Please disclose the forecasts or other projections that are materially related to the Rule 13e-3 transaction, instead of merely referring to the appraisal filed as an exhibit.

Pursuant to the Staff’s comment, under the caption “Special Factors—Position of CCPT Regarding Fairness of the Offer and Merger—The Appraisal” on page 13 of the Offer to Purchase in Amendment No. 3, we have disclosed the forecasts materially related to the Rule 13e-3 transaction, including forecasts of the total potential gross revenue, net operating income and cash flow before debt service and taxes with respect to 26 of the 39 properties owned by CCPT for the years 2014 through 2024 as set forth in the Appraisal, and disclosed that with respect to the remaining 12 properties, the direct capitalization method was used because of the stability of the cash flows generated by such properties. With the direct capitalization method, each such property was valued by using the December 31, 2013 net operating income and applying the applicable capitalization rate, without applying any forecasts.

Office of Mergers and Acquisitions

April 18, 2014

Merger Agreement, page 16

8.	We reissue prior comment 11. Disclosure continues to state that the representations and warranties in the merger agreement were made solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Pursuant to the Staff’s comment, we have revised the disclosure under the caption “Special Factors—Summary of the Merger Agreement and Other Agreements—Merger Agreement” on page 16 of the Offer to Purchase in Amendment No. 3 to remove the statement that the representations and warranties in the merger agreement were made solely for the benefit of the parties.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Steven L. Lichtenfeld

cc: Richard A. Silfen (American Realty Capital Properties, Inc.)